October 9, 2007


VIA EDGAR

Cecilia D. Blye, Esq.
Chief, Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549-5546

     Re:   Frontline Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2005
           File No. 1-16601

Dear Ms. Blye:

     By letter dated November 14, 2006, the Staff of the Securities and Exchange Commission (the "Staff") requested supplemental information relating to the Company's Annual Report on Form 20-F for the Fiscal Year ended December 31, 2005 (the "Annual Report"). The Company responded to that letter on January 11, 2007. By letter dated February 2, 2007, the Staff raised two additional comments. The Company's responses, together with the Staff's comments, are set forth below.

1. We note your response to prior comment one and the statement that your vessels have made "approximately 30 calls while on voyage charters to Iran during 2005, which would result in aggregate payments to port authorities ranging from $2.8 million to $3.3 million." Please expand your response to discuss in narrative and quantitative terms the revenues and expenses associated with charters with respect to which Frontline knows that its vessels call on Iranian ports.

     The Company has previously advised the Staff that it had a total of three charters with Iranian companies during 2005 and 2006. All of the Company's other operating revenues derive from charters with non-Iranian entities. The Company does not consider charters for the carriage of cargoes from Iran to constitute a separate segment of its business. In response to the Staff's question regarding revenues and expenses associated with charters with respect to which Frontline knows that its vessels call on Iranian ports, the Company has performed an analysis in order to identify such information. Based on this analysis, during 2005, the Company received gross revenues of $71.3 million and incurred total voyage related costs of $21.5 million from such charters on a voyage charter basis. Of these expenses $2.8 million were port charges paid to Iranian port authorities. These amounts exclude five port calls made by vessels on time charter for which such information is not readily available to the Company. The Company's gross revenues and voyages expenses in 2005 were $1,504.5 million and $337.2 million, respectively, and the revenues and expenses associated with charters where vessels called at Iranian ports therefore represent approximately 4.7 percent and 6.4 percent of total operating revenues and total voyage expenses, respectively. Port charges paid to Iranian port authorities represent approximately 0.8 percent of total voyage expenses for 2005.

2. With respect to your payments to Iranian authorities, and payments to the Iranian government by charterers in connection with charters involving your vessels, please expand your qualitative materiality analysis, including your discussion of the potential impact of your activities upon your reputation and share value, to address the possible uses of such cash or other payments by a country that is identified as a state sponsor of terrorism. Please also address the applicability to your Iran-related activities, including any direct or indirect payments to the Iranian government, of Section 5(b) of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006.

     As a result of its qualitative materiality analysis, the Company has concluded that its payments to Iranian authorities and payments to the Iranian government by charterers in connection with charters involving the Company's vessels are immaterial to its reputation and its share price. In this qualitative materiality analysis, in addition to the factors set forth in its letter dated January 11, 2007, the Company has taken into consideration the payments that the Company has made to Iranian port authorities upon the direction of the charterer when a vessel owned by the Company has been under voyage charter to an Iranian loadport and payments made by time charterers of its vessels to Iranian port authorities when those time charterers have directed a vessel owned by the Company to an Iranian loadport.

     As to payments that the Company has made to Iranian port authorities when a voyage chartered vessel has called at an Iranian loadport, the Company has concluded that these are both quantitatively immaterial to its business and qualitatively immaterial to its reputation and share price. In addition, the Company in reaching this conclusion believes that investors understand that in order to meet its obligations under voyage charters for its vessels, the Company is required to pay port fees, which is a normal commercial arrangement in the shipping industry.

     Insofar as payments made by time charterers of the Company's vessels to Iranian authorities are concerned, the Company has also concluded that these are qualitatively immaterial to the Company's reputation and share price. The Company's considerations have included the following: (i) The Company has no knowledge of what its time charterers pay to Iranian authorities, (ii) the Company has no control over payments made by its charterers to Iranian authorities, (iii) the Company's charterers are not subject to U.S. regulations in chartering its vessels and then directing those vessels to Iranian ports to load Iranian oil cargoes, and (iv) the Company under the terms of those charters has no right to refuse to take Iranian oil cargoes. Therefore, the Company does not believe that payments by it or its charterers to Iranian entities would have a material qualitative effect on its reputation or its share price.

     In respect of the Iran Sanction Act of 1996, as modified by the Iran Freedom Support Act on September 30, 2006, the Company concludes that its payments to Iranian port authorities for services rendered when the Company is directed by its charterers to enter Iranian ports to load oil cargoes for such charterers do not constitute an investment in Iran's energy sector.

     Please feel free to contact the undersigned or our U.S. counsel, Gary Wolfe of Seward & Kissel LLP, at (212) 574-1223 with any questions or comments.

                                              Yours sincerely,



                                              By:  /s/ Bjorn Sjaastad
                                                   ------------------
                                                   Bjorn Sjaastad
                                                   CEO, Frontline Management
                                                   AS for Frontline Ltd
cc: James Lopez, Esq.
    Division of Corporation Finance

    Max Webb, Esq.
    Assistant Director
    Division of Corporation Finance

    Gary J. Wolfe, Esq.
    Seward & Kissel LLP






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